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Resident Hong Kong Partners

Karen Chan ** Yang Chu ** James C. Lin * Gerhard Radtke * Martin Rogers **	Patrick S. Sinclair * Miranda So * James Wadham ** Xuelin Wang *

Hong Kong Solicitors * Also Admitted in New York ** Also Admitted in England and Wales

November 9, 2021

Mr. John Stickel

Ms. Erin Purnell

Division of Corporation Finance

Office of Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

USA

RE:	CNFinance Holdings Ltd.
Registration Statement on Form F-3
Filed September 3, 2021
File No. 333-259304

Dear Mr. John Stickel and Ms. Erin Purnell:

On behalf of our client CNFinance Holdings Limited (the “Company”), a company incorporated under the laws of the Cayman Islands, we are submitting to the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s responses to the comments contained in the Staff’s letter dated September 29, 2021 (the “Comment Letter”) on the Company’s registration statement on Form F-3 filed on September 3, 2021 (the “Form F-3”). Concurrently with the submission of this letter, the Company is submitting its revised registration statement on Form F-3 (the “Revised Form F-3”) via EDGAR to the Commission for review in accordance with the procedures of the Commission.

Set forth below are the Company’s responses to the Staff’s comments in the Comment Letter. The responses and information below are based on information provided to us by the Company. The Company has responded to the Staff’s comments by revising the Form F-3 to address the comments, by providing an explanation if the Company has not so revised the Form F-3, or by providing supplemental information as requested. The Staff’s comments are repeated below in bold, followed by the Company’s responses to such comments. We have included page numbers to refer to the location in the Revised Form F-3 where the language addressing a particular comment appears.

To facilitate your review, we have separately delivered to you today two courtesy copies of the Revised Form F-3, marked to show changes to the Form F-3.

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November 9, 2021

Registration Statement on Form F-3 submitted on September 3, 2021

Prospectus Cover Page

1.	Provide prominent disclosure about the legal and operational risks associated with being based in or having the majority of the company’s operations in China. Your disclosure should make clear whether these risks could result in a material change in your operations and/or the value of your ADSs or could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless. Your disclosure should address how recent statements and regulatory actions by China’s government, such as those related to the use of variable interest entities and data security or anti-monopoly concerns, has or may impact the company’s ability to conduct its business, accept foreign investments, or list on an U.S. or other foreign exchange. Your information of the Company section should address, but not necessarily be limited to, the risks highlighted on the prospectus cover page.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and pages 4, 5 and 6 of the Revised Form F-3.

2.	Clearly disclose how you will refer to the holding company and subsidiaries when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities of subsidiaries. Disclose clearly the entity (including the domicile) in which investors are purchasing their interest.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and pages 6 and 7 of the Revised Form F-3.

Our Company, page 1

3.	In a summary of risk factors, disclose the risks that your corporate structure and being based in or having the majority of the company’s operations in China poses to investors. In particular, describe the significant regulatory, liquidity, and enforcement risks with cross-references to the more detailed discussion of these risks in the prospectus. For example, specifically discuss risks arising from the legal system in China, including risks and uncertainties regarding the enforcement of laws and that rules and regulations in China can change quickly with little advance notice; and the risk that the Chinese government may intervene or influence your operations at any time, or may exert more control over offerings conducted overseas and/or foreign investment in China-based issuers, which could result in a material change in your operations and/or the value of your ADSs. Acknowledge any risks that any actions by the Chinese government to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on the prospectus cover page and pages 4, 5, 9 and 10 of the Revised Form F-3.

November 9, 2021

4.	Disclose each permission that you or your subsidiaries are required to obtain from Chinese authorities to operate and issue these securities to foreign investors. State whether you or your subsidiaries are covered by permissions requirements from the CSRC, CAC or any other entity, and state affirmatively whether you have received all requisite permissions and whether any permissions have been denied.

In response to the Staff’s comment, the Company has revised the disclosures on pages 5, 6, 9 and 10 of the Revised Form F-3.

5.	Provide a clear description of how cash is transferred through your organization. Disclose your intentions to distribute earnings. Quantify any cash flows and transfers of other assets by type that have occurred between the holding company and its subsidiaries, and direction of transfer. Quantify any dividends or distributions that a subsidiary has made to the holding company and which entity made such transfer, and their tax consequences. Similarly quantify dividends or distributions made to U.S. investors, the source, and their tax consequences. Describe any restrictions on foreign exchange and your ability to transfer cash between entities, across borders, and to U.S. investors. Describe any restrictions and limitations on your ability to distribute earnings from your businesses, including subsidiaries, to the parent company and U.S. investors as well as the ability to settle amounts owed.

In response to the Staff’s comment, the Company has revised the disclosures on pages 6 and 7 of the Revised Form F-3.

6.	Disclose that trading in your securities may be prohibited under the Holding Foreign Companies Accountable Act if the PCAOB determines that it cannot inspect or fully investigate your auditor, and that as a result an exchange may determine to delist your securities. If the PCAOB has been or is currently unable to inspect your auditor, revise your disclosure to so state.

In response to the Staff’s comment, the Company has revised the disclosures on page 4, 5, and 11 of the Revised Form F-3.

November 9, 2021

Risk Factors, page 6

7.	Given the Chinese government’s significant oversight and discretion over the conduct of your business, please revise to separately highlight the risk that the Chinese government may intervene or influence your operations at any time, which could result in a material change in your operations and/or the value of your ADSs. Also, given recent statements by the Chinese government indicating an intent to exert more oversight and control over offerings that are conducted overseas and/or foreign investment in China-based issuers, acknowledge the risk that any such action could significantly limit or completely hinder your ability to offer or continue to offer securities to investors and cause the value of such securities to significantly decline or be worthless.

In response to the Staff’s comment, the Company has revised the disclosures on pages 9 and 10 of the Revised Form F-3.

8.	In light of recent events indicating greater oversight by the Cyberspace Administration of China over data security, particularly for companies seeking to list on a foreign exchange, please revise your disclosure to explain how this oversight impacts your business and your offering and to what extent you believe that you are compliant with the regulations or policies that have been issued by the CAC to date.

The Company respectfully advises the Staff that the Company has disclosed on pages 9 and 10 of the Revised Form F-3 to reflect the regulatory development of the greater oversight by the Cyberspace Administration of China, or the CAC, over data security, particularly for companies seeking to list on a foreign exchange, and risks associated with such development. The Company has further revised the disclosures on pages 5 and 6 of the Revised Form F-3 to supplement the recent regulatory development and its compliance status of the regulations or policies that have been issued by the CAC to date.

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November 9, 2021

If you have any questions regarding this submission, please contact James C. Lin at +852-2533-3368 or james.lin@davispolk.com.

Thank you again for your time and attention.

Yours sincerely,

/s/ James C. Lin
James C. Lin

cc:	Bin Zhai, Chief Executive Officer
CNFinance Holdings Limited

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